

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Harold L. Hickey
Chief Executive Officer and President
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, TX 75251

>   **Re: EXCO Resources, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 21, 2015**
>   **File No. 333-203549**

Dear Mr. Hickey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1.   Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

2.   We note that you are registering the resale of shares of common stock that Energy Strategic Advisory Services LLC (ESAS) has agreed to acquire on or promptly after the date when a registration statement covering such shares has been declared effective. Please provide us with your analysis regarding whether the selling shareholder was irrevocably bound at the time of filing this registration statement to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside the selling shareholder's control. For guidance, refer to Questions 139.06 and 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations. For example, please address whether a failure by ESAS to deliver the certificate required by Section 6.4(c) of the Services and Investment Agreement and/or a

determination by ESAS that Section 6.1(f) (no EXCO Material Adverse Effect) had not been satisfied would impact its obligation to purchase the securities.

3.   Please file a complete version of your Services and Investment Agreement, with all exhibits and schedules. In addition, please file the Registration Rights Agreement. In that regard, we note that your exhibit index indicates that such agreement is to be filed by amendment or as an exhibit to a Current Report on Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director